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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Form 12B-25

                         NOTIFICATION OF LATE FILING

        1-9885                                                  52465P 10 3
     SEC FILE NUMBER                                            CUSIP NUMBER

(x) FORM 10-K   ( ) FORM 20-F   ( ) FORM 11-K   ( ) FORM 10-Q   ( ) FORM N-SAR

                   FOR THE PERIOD ENDED:  DECEMBER 31, 1996

If the notification relates to a portion of the filing checked above, identify
the items to which the notification relates:   N/A
                                             -------


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Legend Properties, Inc.

Former Name if Applicable:  Banyan Mortgage Investment Fund

Address of Principal Executive Offices: U.S. Bank Centre
                                        1420 Fifth Street, Suite 4200
                                        Seattle, Washington  98101
                                        (former address:
                                        150 S. Wacker Drive, Suite 2900
                                        Chicago, Illinois 60606)

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form 10-Q, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Legend Properties, Inc. (the "Registrant") will not be completed by March 31, 1997 the last day for a timely filing of such Annual Report for the period ended December 31, 1996.

On December 31, 1996, the Registrant completed its merger and acquisition of RGI U.S. Holding's assets (the "Merger") as previously disclosed. Prior to completion of the Merger, on October 31, 1996 a lawsuit was filed in Delaware state court by two of the Registrant's stockholders on behalf of themselves and all other public shareholders of the Registrant against the Registrant and certain of its directors and former officers. On November 13, 1996 an additional action asserting allegations substantially similar to those contained in the action filed on October 31, 1996 was filed in Delaware state court. Those two lawsuits were subsequently consolidated and are collectively referred to as the "Lawsuit". The original complaint sought, among other things, to require an auction of the Company, to enjoin or rescind the proposed merger with RGI/U.S. Holdings, Inc. and monetary damages. On
January 8, 1997, the plaintiffs filed an application under Delaware law seeking judicial review of the merger. A hearing was scheduled for March 4, 1997 but subsequently postponed at the direction of the court. In the interim, the Registrant has been engaged in discussions with its lenders and plaintiffs to resolve the Lawsuit and to resolve uncertainties surrounding the Registrant's future cash needs.

Due to the impact that a resolution of these issues may have on the presentation of the Registrant's consolidated financial statements, the Registrant is not able to complete its Form 10-K Report for the year ended December 31, 1996 without unreasonable effort or expense. The Registrant anticipates filing the Form 10-K on or before April 15, 1997 in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Raymond J. Whitty (206) 464- 0123

(2) Have all other periodic reports under Section 13 or 15 (e) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s).

        (X) YES                 ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        (X) YES                 ( ) NO

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Various contingencies associated with the Lawsuit and the Registrant's discussions with its lenders could have had a material impact on the consolidated financial statements of the Registrant.

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                           LEGEND PROPERTIES, INC.
            (Exact name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1997                   By: /s/ Raymond J. Whitty
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                                        Raymond J. Whitty,
                                        Chief Financial Officer, Secretary
                                        and Treasurer